Exhibit 99.2

SEDAR VERSION

FIRST AMENDMENT TO

SALE AND PURCHASE AGREEMENT

This FIRST AMENDMENT TO SALE AND PURCHASE AGREEMENT, dated as of January 30, 2020 (this “Amendment”), is entered into by and among Triple C Institutional Holding SA, a public limited liability company (société anonyme) organized under the laws of Luxembourg (“Seller 1”), Sunshine MEP Beteiligungs GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (“Seller 2”), Ulf Herbrechter, an individual (“Seller 3”), Thomas Kloibhofer, an individual (“Seller 4”), Christian Legat, an individual (“Seller 5” and, together with Seller 1, Seller 2, Seller 3 and Seller 4, the “Sellers” and each, individually, a “Seller”), TELUS International (Cda) Inc., a company organized under the laws of British Columbia (the “Purchaser”), TELUS International Germany GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany (the “Substitute Purchaser”), Triple C Holding SARL, a limited liability company (société a responsibilité limitée) organized under the laws of Luxembourg (the “Company”), and TELUS Communications Inc., a company organized under the laws of British Columbia (the “Guarantor” and, together with the Sellers, the Purchaser, the Substitute Purchaser and the Company, the “Parties” and each, individually, a “Party”).

WHEREAS, the Sellers, the Purchaser, the Company and the Guarantor entered into that certain Sale and Purchase Agreement regarding all Shares in the Company, dated as of December 5, 2020 (the “Original SPA”);

WHEREAS, in accordance with Section 19(e) of the Original SPA, (i) the Purchaser assigned its rights and obligations under the Original SPA to the Substitute Purchaser and (ii) the Purchaser and the Substitute Purchase delivered an accession offer to the Sellers pursuant to which the Substitute Purchaser acceded to the Original SPA;

WHEREAS, Sections 5.2, 5.3 and 7.2(b) of the Original SPA provide that, at the Closing, the Purchaser shall pay the entire Purchase Price to the Sellers’ Bank Account. The Parties now intend to amend these provisions in accordance with Section 19(c) of the Original SPA to the effect that certain parts of the Purchase Price shall be paid directly to Seller 3 and Seller 5 to their respective bank accounts;

WHEREAS, on January 23, 2020, the Irish Competition and Consumer Protection Commission granted merger control clearance for the Transaction, satisfying the Closing Conditions set forth in Section 6.1 of the Original SPA;

WHEREAS, the Parties intend to consummate the Original SPA on January 31, 2020; and

WHEREAS, the Sellers wish to inform the Purchaser and the Substitute Purchaser that the Notified Leakage Amount is EUR zero (0).

NOW THEREFORE, in consideration of these premises and intending to be legally bound hereby, the Parties hereby agree as follows:

1.             Defined Terms in this Amendment. All capitalized terms used in this Amendment and not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Original SPA. The Original SPA, as amended by this Amendment, is referred to as the “SPA”.

1

2.             Agreement on Closing Date and Location. The Parties agree to consummate the Closing on January 31, 2020 as the agreed Scheduled Closing Date through the exchange of documents in Germany.

3.             Notified Leakage Amount. The Sellers hereby inform the Purchaser and the Substitute Purchaser that the Sellers’ good faith estimate of the Notified Leakage Amount, after due inquiry with the directors of the Company, is EUR zero (0). The Parties agree that the foregoing notice replaces the written notification to be delivered by the Sellers to the Purchaser pursuant to Section 4.4 of the Original SPA and satisfies the Sellers’ requirement to deliver such notice.

4.             Purchase Price and Payment of the Purchase Price.

(a)           Subject to the condition subsequent (auflösende Bedingung) that the Closing does not occur on January 31, 2020, the Parties agree that:

(i)            the Purchase Price due and payable by the Purchaser to the Sellers on the Scheduled Closing Date pursuant to Sections 5.2, 5.3 and 7.2(b) of the Original SPA is EUR 779,685,793.66 based on a Scheduled Closing Date being on January 31, 2020; and

(ii)           in deviation of Sections 5.2, 5.3 and 7.2(b) of the SPA, the Purchase Price, as determined pursuant to Section 4(a)(i), shall be paid on January 31, 2020 as follows:

1.             An amount of [redacted][Description: Euro amount redacted.] to the Sellers’ Bank Account:

2.             An amount of [redacted][Description: Euro amount redacted.] to the following bank account of Seller 3:

[redacted][Description: personal information redacted.]

3.             An amount of [redacted][Description: Euro amount redacted.] to the following bank account of Seller 5:

[redacted][Description: personal information redacted.]

(b)           For the avoidance of doubt, if the condition subsequent (auflösende Bedingung) is fulfilled (i.e. the Closing does not occur on January 31, 2020), the Parties agree that (i) this Section 4 of this Amendment does not apply anymore, i.e. the determination of the Purchase Price set forth in Section 4(a)(i) and the allocation of the Purchase Price set forth in Section 4(a)(ii) shall not apply, and (ii) Sections 5.2, 5.3 and 7.2(b) of the Original SPA shall remain unchanged and in full force and effect.

2

5.             Miscellaneous.

(a)           Except as otherwise provided for in this Amendment, the Original SPA shall remain unchanged and in full force and effect.

(b)           The provisions set forth in Sections 19(b), 19(c), 20(a) and 21 of the Original SPA shall apply mutatis mutandis to this Amendment.

(c)           This Amendment may be executed and delivered in one or more counterparts (including by electronic transmission of a PDF file), each of which when executed and delivered will constitute an original of this Amendment, but all counterparts will together constitute one and the same agreement.

[Signature page follows]

3

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

TRIPLE C INSTITUTIONAL HOLDING SA

By:	(s) Frank Pryzgodda
Name:	Frank Pryzgodda
Title:	Director

By:	(s) Mathieu Lebrun
Name:	Mathieu Lebrun
Title:	Director

[Signature Page to First Amendment to Sale and Purchase Agreement]

SUNSHINE MEP BETEILIGUNGS GMBH & CO.KG

BY:	SUNSHINE MEP GMBH,
its general partner

By:	(s) Christian Legat
Name:	Christian Legat
Title:	Managing Director

[Signature Page to First Amendment to Sale and Purchase Agreement]

ULF HERBRECHTER

By:	(s) Ulf Herbrechter
Name:	Ulf Herbrechter
Title:	COO

[Signature Page to First Amendment to Sale and Purchase Agreement]

THOMAS KLOIBHOFER

By:	(s) Martin Viciano-Gofferje
Name:	Martin Viciano-Gofferje
Title:	Authorized Person

[Signature Page to First Amendment to Sale and Purchase Agreement]

CHRISTIAN LEGAT

By:	(s) Christian Legat
Name:	Christian Legat
Title:

[Signature Page to First Amendment to Sale and Purchase Agreement]

TELUS INTERNATIONAL (CDA) INC.

By:	(s) Michel E. Belec
Name:	Michel E. Belec
Title:	Senior Vice President, Chief Legal Officer & Corporate Secretary

TELUS INTERNATIONAL GERMANY GMBH

By:	(s) Michel E. Belec
Name:	Michel E. Belec
Title:	Managing Director (Geschäftsführer)

[Signature Page to First Amendment to Sale and Purchase Agreement]

TRIPLE C HOLDING SARL

By:	(s) Frank Pryzgodda
Name:	Frank Pryzgodda
Title:	Director

By:	(s) Mathieu Lebrun
Name:	Mathieu Lebrun
Title:	Director

[Signature Page to First Amendment to Sale and Purchase Agreement]

TELUS COMMUNICATIONS INC.

By:	(s) Stephen Lewis
Name:	Stephen Lewis
Title:	Senior Vice President and Treasurer

[Signature Page to First Amendment to Sale and Purchase Agreement]